 Filed Pursuant to Rule 253(g)(2)

File No. 024-12629

Exousia Pro, Inc.

(formerly Marijuana, Inc.)

Up to 25,000,000 Shares of Common Stock Offered by the Company

Up to 1,000,000 Shares of Common Stock Offered by the Selling Shareholder

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Offering Circular Supplement No. 1

Dated December 4, 2025

An Offering Statement on Form 1-A (the “Offering Statement”) pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified by the SEC on September 8, 2025.

This Offering Circular Supplement No. 1 covers a change in the offering price of the Offered Shares (Company Offered Shares and Selling Shareholder Offered Shares) from $0.15 to $0.12 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.